LOPRO

Integrated finance company

LOPRO CORPORATION

04045627

SEC MAIL PROCESSING RECEIVED OCT 18 2004 WASH. D.C. 185 SECTION

File Number: 82-4664

June 29 , 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: M. Ochi

MASAKI OCHI

HEAD OF CORPORATE PLANNING GROUP

PROCESSED
OCT 22 2004 E
THOMSON FINANCIAL

dlw 10/21

Nakamachi, Shichijo, Shimogyo-ku, Kyoto

LOPRO CORPORATION

Index

Translation for:

1. Notice of Resolutions at the 35th Ordinary General Meeting of Shareholders

2. Business Report for the 35th Fiscal Period

3. Annual Report

(English Summary Translation)

June 29, 2004

TO OUR SHAREHOLDERS:

LOPRO CORPORATION
60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
Japan

Ryuichi Matsuda
President and Representative
Director

Notice of Resolutions at the 35th Ordinary General Meeting of Shareholders

Please take notice that the following matters were reported to and resolved by the 35th Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported:

Presentation of Business Report, Balance Sheet and Statement of Income for the 35th fiscal year (from April 1, 2003 through March 31, 2004).

We reported the contents of the above statements of account.

From this period (35th fiscal year), disclosure of balance sheet and statement of income will be made on the Company's website set forth below, in lieu of publication of financial statements on the *Nihon Keizai Shimbun*.

http://www.aspir.co.jp/kessan/8577/8577.html

Matters resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 35th fiscal year.

The appropriation of retained earnings was approved as proposed. It was determined that cash dividends be paid in the amount of ¥3.00 per share.

Agendum No. 2: Amendments of a part of the Articles of Incorporation.

The amendments of the Articles of Incorporation were approved as proposed. The amendments are in accordance with recent amendments to the Commercial Code of Japan.

Agendum No. 3: Election of seven Directors.

Election of seven directors was approved as proposed.

Agendum No. 4: Payment of retirement benefits to a retired Director.

It was approved that a retired Director be entitled to receive a reasonable amount of retirement benefits. The actual amount of such retirement benefits as well as the timing, method of payment and other details thereof will be determined by the Board of Directors.

(Summary English Translation)

Business Report for the 35th Fiscal Period

April 1, 2003 through March 31, 2004

LOPRO CORPORATION

To Our Stockholders

Compliments of Ryuichi Matsuda, the President and Representative Director of the Company, are mentioned.

Compliance

The Company's basic principles of compliance and outline of the organization of the Compliance Committee are mentioned.

Review of Operation (April 1, 2003 through March 31, 2004)

Outline of the Company's business developments and results for the fiscal year ended March 31, 2004 and future business strategies are mentioned.

Consolidated Financial Highlights

Consolidated Financial Data for the Five Most Recent Fiscal Years

	31st	32nd	33rd	34th	35th
Balance of Loans (million yen)	355,631	303,476	215,435	181,667	141,481
Operating Income (million yen)	118,471	62,769	46,431	32,108	23,634
Ordinary Profit/Loss (million yen)	21,508	-37,919	5,156	2,762	3,072
Net Income/Deficit (million yen)	-14,229	-39,896	308	-67,666	2,631
Total Assets (million yen)	536,736	365,746	338,960	276,412	224,936
Net Assets (million yen)	204,474	165,041	153,315	90,409	92,663
Net Assets per Share (yen)	3,095.92	2,432.24	1,906.60	1,001.07	1,036.78
Net Income/Deficit per Share (yen)	-215.43	-602.08	3.88	-789.32	29.18

(Notes)

1. *Regarding the balance of loans as of the end of the 31st fiscal year (fiscal year ended March 31, 2000), 65,986 million yen was off-balanced through securitization of "guaranteed loan on notes".*
2. *Regarding the balance of loans as of the end of the 33rd fiscal year (fiscal year ended March 31, 2002), 31,267 million yen was off-balanced through securitization of "guaranteed loan on notes".*
3. *Regarding the balance of loans as of the end of the 34th fiscal year (fiscal year ended March 31, 2003), 9,597 million yen was off-balanced through securitization of "guaranteed loan on notes".*
4. *Business developments and results of the 35th fiscal period (fiscal year ended March 31, 2004) is as set forth in "Outline of Business" above.*
5. *In calculation of net income/deficit per share and net assets per share for each fiscal year, the average number of outstanding shares for the relevant period (the number of shares after deduction of the number of treasury stock) and the number of outstanding shares at the end of the period (the number of shares after deduction of the number of treasury stock) are used. From the 34th fiscal year (fiscal year ended March 31, 2003), "Accounting Standards for Net Income*

per Share"(Corporate Accounting Standards No.2) and "Applicable Guideline of Accounting Standards for Net Income per Share"(Applicable Guideline of Corporate Accounting Standards No.4) are applied.

Information Concerning Shares (As of March 31, 2004)

(i) Total number of shares authorized to be issued: 188,039,100 shares

(ii) Total number of outstanding shares: 91,738,490 shares

(iii) Total number of shareholders as of the end of the fiscal year: 26,561 persons

(iv) Names of principal shareholders, etc. are mentioned.

A table presenting fluctuations in the Company's share price for its three most recent fiscal years is included.

	33rd March 2002	34th March 2003	35th March 2004
High (yen)	1,759	923	778
Low (yen)	752	246	251
Number of Shareholders (persons)	31,959	32,664	26,561

Memorandum

End of Fiscal Year: March 31 (each year)
General Shareholders' Meeting: Late June (each year)
Date on which Shareholders to Receive Dividends is Fixed:
March 31 (For interim dividend, September 30)
Transfer Agent: The Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212
Office of Transfer Agent: The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212

(Where to Make Contact): The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
7-7, Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo 171-8508
Tel.: 03-5391-1900

Where to Trust Transfer: All Branches of The Mitsubishi Trust and Banking Corporation in Japan

Newspaper in which Public Notices are Published: *Nihon Keizai Shimbun*

* Disclosure of balance sheet and statement of income is available on the Company's website (http://www.aspir.co.jp/kessan/8577/8577.html), in lieu of publication of financial statements on the newspaper.

Number of Shares per Unit: 100 shares (Code: 8577)

Corporate Information

Outline of the Company (As of March 31, 2004)

Date of Incorporation: March 17, 1970

Capital: 52,626,979,162 yen

Nature of Business:
(1) Discounting of commercial bills
(2) Loans evidenced by promissory notes to corporations
(3) Leasing real estate

Head Office: 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto

Directors (As of June 29, 2004)

Names of 7 directors (including 1 representative director) and 3 statutory auditors are mentioned.

Employees (As of March 31, 2004)

Total Number of Employees: 952

Branches (As of March 31, 2004)

Total Number of Branches: 70

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Report

The Annual Securities Report for the 35th fiscal period (April 1, 2003 through March 31, 2004) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on June 30, 2004 through EDINET (Electronic Disclosure for Investors' Network), and to the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on June 30, 2004.